FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	DIETRICH	ALAN	D		NORTHWESTERN CORPORATION NOR				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVE.						MARCH 2001		VICE PRESIDENT — LEGAL ADMINISTRATION & CORPORATE SECRETARY

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	COMMON STOCK		3/1/01		P			70(~)	A	$24.7010		4,538		D

	COMMON STOCK		3/1/01		P			23(~)	A	$24.7010		1,908		I		(2)

	COMMON STOCK		3/1/01		P			19(~)	A	$24.7010		857		I		(3)

	COMMON STOCK(1)		@		P			52(~)	A	^		381		D

	COMMON STOCK		#		B			30	A	%		2,175		D		S401(K)

	COMMON STOCK		#		B			61	A	%		5,153		D		401(K)

	COMMON STOCK		3/1/01		B			180	A	%=		8,122		D		ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

PHANTOM STOCK OPTIONS			1-FOR-1		3/1/01		A			27			+	+

INCENTIVE STOCK OPTIONS			$25.0000		3/1/01		A			10,500			**	**

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	COMMON STOCK	27		$25.0000		2,319		D

	COMMON STOCK	10,500		$25.0000		10,500		D

Explanation of Responses: All share transactions and totals have been rounded to whole shares.
@ Purchase dates of 3/1/01 and 3/20/01.
^ Purchase prices of $24.7010 and $24.3741.
# Purchase dates of 3/1/01, 3/9/01 and 3/26/01.
% Purchase prices of $25.0000, $24.3900 and $24.1000.
%= Shares acquired under ESOP Plan by Trustee, pursuant to provisions of the plan.
(2) Shares and transactions reported are owned by the reporting person's adult-aged daughter. The reporting person disclaims beneficial ownership of these shares and any pecuniary interest in any reported transactions.
(3) Shares and transactions reported are owned by the reporting person's adult-aged son. The reporting person disclaims any ownership of these shares and any pecuniary interest in any reported transactions.
(~) Total includes dividend shares.
+ Phantom Stock Units mature 5 years from date of award.
(1) Shares purchased pursuant to the NorthWestern Corp. Team Member stock Purchase plan at the applicable discount.
** Option vest 1/3 on the third, fourth and fifth anniversary of the grant.

	/s/ ALAN D DIETRICH	4/9/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Page 2 SEC 1474 (7-97)